SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: June, 2010	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1

(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

INCORPORATION BY REFERENCE
The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:
1.	Registration Statement — Form F-3 — File No. 333-148054

2.	Registration Statement — Form F-3 — File No. 33-96354

3.	Registration Statement — Form S-8 — File No. 333-113096

4.	Registration Statement — Form S-8 — File No. 333-14260

5.	Registration Statement — Form S-8 — File No. 33-92112

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Peter O. Greffe
Date: June 1, 2010		Name:	Peter O. Greffe
		Title:	Executive Vice-President, Finance

	By:	/s/ Blair F. Morrison
		Name:	Blair F. Morrison
		Title:	Senior Vice-President, Deputy General Counsel, Corporate Affairs & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Consolidated Ratios of Earnings to Fixed Charges

99.2	Statement Regarding the Computation of Consolidated Ratios of Earnings to Fixed Charges.

99.3	Consolidated Capitalization of Bank of Montreal

99.4	Reconciliation of Canadian and United States Generally Accepted Accounting Principles